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Belmont Rapid Infuser Setup
Loading the 3-Spike Disposable Set
1. Check that the two blue connectors are tight and didn't loosen during shipping.
2. Snap the reservoir chamber into holder.
3. Insert the circular heat exchanger with red arrow pointing up.
4. Align red tubing along the red stripe and insert pressure chamber into channel.

INVEST IN **ELEMENO HEALTH**

Empowering Nurses, Addressing the Workforce Crisis, and Delivering Better Care at a Lower Cost

facebook.com/elemenohealth   Oakland, CA

Highlights

1. $2.5M annual recurring revenue

2. > 50% subscription growth over trailing 12 months

3. 130% net dollar retention

4. Over 20 healthcare systems across 12 states

5. Published: 75% decrease in serious patient harm

6. Published: 40% reduction in RN orientation time, saving $14,000/RN

7. "Elemeno is my 911" - Emergency Nurses Association

8. Backed by SJF Ventures, Sustain VC, Dreamit Ventures, and Y Combinator

Featured Investors

SJF Ventures Follow

Invested $7,000,000

SJF Ventures invests in high-growth companies creating a healthier, smarter and cleaner future. Our mission is to catalyze the development of highly successful businesses driving lasting, positive changes.
sjfventures.com

Alan Kelley, Managing Director

"Elemeno's value proposition grabbed us immediately. There is a real market need for solving the nurse retention crisis and reducing medical errors. Elemeno has demonstrable examples of delivering ROI to help address these problems. We are further struck by the potential for Elemeno to emerge as a go-to platform to help nurses execute their jobs effectively and fill a void in the market for solutions that sufficiently address their needs. Elemeno's offering is validated by an impressive list of blue-chip customers and some of the best net customer retention numbers we have seen."

SustainVC Follow Invested $1,400,000

We back innovative entrepreneurs that share a vision of a sustainable, more equitable, and healthier world.
sustainvc.com

Andrew Cousins, Principal

“Elemeno is uniquely positioned at the intersection of healthtech and edtech, meeting today's caregivers where they are at. With the combination of an aging population, a shortfall of nearly half a million nurses, and constantly evolving best practices, there is a dire need to empower frontline staff with the right information, in the right format, at the right time. An investment in Elemeno is an opportunity to enable caregivers, democratize access to best practices, and improve outcomes for facilities and the patients they serve - while capitalizing on strong economics and an experienced team to drive investment returns.”



David Bloom
Syndicate Lead
Follow Invested $300,000

Dr. David Bloom is an elite surgeon and investor/entrepreneur who has funded and launched multiple successful tech, real estate, and facilities businesses. His career spans three decades, serving both country (Navy Capt.) and patients (adults & children).

“I believe in Elemeno Health’s mission. The founders have never lost sight of the goal of medicine, which is to help patients. In the complex and rapid accumulation of new medical knowledge, processes, and procedures, we must do better. The pandemic proved that a desktop/laptop interface is not practical and the computing power of our phone has replaced our lab coat pocket guides. The reduction of medical errors and importance of providing on the spot training for quality healthcare whether at the largest academic center or the smallest community hospital in real time is paramount to the mission of saving lives as the volume of patients increase and clinicians are overwhelmed. Elemeno helps us do better at what we are trying to do BEST.—taking care of patients.”

Other investors include Y Combinator Continuity Fund Notable , Dreamit Ventures

Our Team



Arup Roy-Burman MD Founder & CMO

Proven physician executive - knows healthcare (25 yr at Stanford, UCSF, Kaiser, Children's Oakland). UCSF faculty. ICU Director. Nurse champion. Chair at Global Healing. Founding CEO at Elemeno - 1st UCSF startup at Y Combinator. UCSF & Stanford Med Alum.



Linda Hand CEO

Trusted serial healthtech CEO, driving efficiency & scaling revenue. CEO at Prealize (predictive analytics for healthcare) and DecisionView (software solutions for clinical trials). VP at DigitalThink (led dev, delivery, and scale of e-learning content).



Lisa Crounse Chief Product Officer

Relentlessly focused on the end-user (20 yr). Head of Product at Modsy. Sr Product Line Manager and Human Centered Design Facilitator at Autodesk. Manager at Macromedia. B2B SaaS Executive Roundtable Lead at Women in Product. Penn, UVA.



Carole Klove JD RN Chief Nursing Executive

Knows every corner of healthcare (35 yr). Bedside nurse, malpractice attorney, Deloitte consultant, and C-suite exec. Chief Compliance & Privacy Officer at both UCLA and Stanford. Duke School of Nursing Alumni Board of Directors.



Adam Weintraub MBA Chief Commercial Officer

Lives healthtech sales (20 yr). Johnson & Johnson, Medtronic, Audigy, Ansell. Scaled teams to over $190M revenue. VP of Commercial (national hearing care services). Sr Director of Healthcare Safety Solutions (surgical safety products). UCLA, Duke.



Amy Waldrup PhD MSN RN Key Accounts Executive

Nurse extraordinaire (20 yr). ICU nurse. ED nurse. Nurse Educator. Nurse Exec. Adult Med Centers and Children's Hospitals. As Sr. Director of Patient Services at Children's New Orleans, she was the exec sponsor for Elemeno. She knows what clients need!



Steve Mundro VP of Engineering

Ace developer (25 yr). Sr Engineer at Alphaflow (real-estate fintech startup). Repeat Technical Co-Founder (Cadency and Mesmo Games). Director of Product, Social Games, at Game Show Network (developed app for 2M+ users with $40M annual revenue).

We Invite YOU to Invest in Elemeno


Elemeno Investor Snapshot
50% GROWTH TTM
ANNUAL RECURRING REVENUE
130%
NET DOLLAR RETENTION
$2.45M ARR
$7M LIFETIME REVENUE
$15M EXPANSION VALUE
FROM CURRENT CLIENTS ALONE
Blue-Chip Clients Coast to Coast
Elemeno is a Public Benefit Corporation
We are inviting the crowd to top off our VC-led round

SJF Ventures is leading this round with a $2M investment. We are honored to have had hundreds of healthcare workers invest in Elemeno during the pandemic and thrilled that we can reserve an allocation for the crowd in this round.


Elemeno Client Snapshot
20+ Health Systems
10+ States
1ST PRIZE


10,000+ Frontline Users
JHF HEALTHCARE SAFETY CHALLENGE
2021
#1 Safety Innovation
15,000+ Resources
Growth - Total Content Assets

Elemeno is the first Y Combinator startup out of the University of California, San Francisco (UCSF), one of the top-ranked academic healthcare institutions in the world. We have spread to health systems of all sizes and types (public, private, academic) across the US. In 2021, the Jewish Healthcare Foundation recognized Elemeno as the unanimous winner of the Healthcare Safety Challenge, an international competition to recognize the most impactful innovations in patient and healthcare safety.

Our inspiration



Urmila was our founder’s wonderful little sister whose life was cut short by a medical error in the operating room. She inspired him to go into medicine. In 20+ years of leading Intensive Care Unit (ICU) teams in top US hospitals, our founder continued to see patients harmed by preventable errors. In most cases, these errors were made by smart, hard-working, well-intentioned staff who couldn’t find the information they needed when they needed it. Something had to change.

Healthcare is moving fast. Frontline staff cannot keep up.



Healthcare complexity is growing rapidly. The pandemic fueled burnout and retirement across the industry. Today's frontline workforce is younger and less experienced. If they do not feel they can confidently deliver safe care, they, too, will leave.

The Nursing Workforce Shortage Is the #1 Problem in Healthcare Today


McKinsey & Company
450,000 vacant nursing positions by 2025
AMN Healthcare
The workforce demands mobility and flexibility
American Association of Colleges of Nursing
High turnover is overwhelming managers and trainers
ANA AMERICAN NURSES ASSOCIATION
Digital natives work differently
Hospitals need to meet today's workforce
where they are

The situation has very real consequences. (Source: ACHE)

The situation has very real consequences. (Source: ACHE)


If not, the consequences are unacceptable
Medical errors are the #3 cause of death
Waste > $100B annually
Turnover > $25B annually
Incorrect central IV care + infection = 20% chance of death

(Sources: NSI, Health Affairs, American Nurse)

Advances in healthcare technology are driving care complexity. It is harder and harder for current nurses to keep up, let alone for new nurses to get started. New nurses are having a tough go—one in three leave their jobs in less than one year. Each nurse leaving costs the health system $53,000, and full orientation and onboarding of a new grad nurse can take up to one year. The resulting gaps in ready and stable staffing leave patients at risk for harm and hospitals at risk for solvency.


It is impossible to remember every procedure and protocol
- RN, Intensive Care Unit




Traditional training is failing
Retention
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
Immediate Recall
20 min
1 day
2 days
6 days
31 days
75% of new information is forgotten within one day
5 days
10 days
15 days
20 days
25 days
30 days
Elapsed Time Since Learning

(Source: CSU)

People can't remember everything that they learn. It's human nature. We cannot pile on more classroom hours and online courses.


Staff want real-time access to critical information.
50%
Better retention with just-in-time learning
(Fast & easy search, like Google)

Adults learn best through contextual learning, receiving the support they need for the task they are currently doing. On-demand. Right place. Right time.


Short, digestible content increases long-term retention.
80%
Retention rate with microlearning
(Easy-to-scan content, like YouTube)

(Source: CEO)

Hence the rapid rise of social media. Pictures, videos, and interactive content have proven value in our consumer lives. Our patients and workforce deserve the same in healthcare, where the stakes are so much higher.


Chaos
Ops & Training, System to Unit, Information is Scattered Everywhere
INTRANET
Reimagined
General Hospital
Critical Care
Jamie Edwards
Challenges
Assignments
Announcements
Alert!
Rapid Infuser Setup

Healthcare is local. It's not simply about generic best practices. It's about adaptation to one's specific team—one's hospital and department, and then the unique environment of equipment, supplies, people, and workflows.

Delivering a Solution that Works

Elemeno is the one stop app, customized for frontline teams

Just-in-time microlearning:

- Streamline training & orientation
- Drive standardization & safety
- Personalize support by unit/dept


General Hospital
Search Elemeno for...
Belmont Rapid Infuser Setup
Loading the 3-Spike Disposable Set
1. Check that the two blue connectors are tight and didn't loosen during shipping.
2. Snap the reservoir chamber into holder.
3. Insert the circular heat exchanger with red arrow pointing up.
4. Align red tubing along the red stripe and insert pressure chamber into channel.

Elemeno transforms operational support from Managers and training support from Educators into a one-stop-shop for their frontline caregivers. Elemeno helps department leadership get everyone on the same page, and keep them there.


From Information Overload
To Accessible and Digestible
PICU Blood Culture Decision Guidance
Children's Hospital Los Angeles
Sepsis and Antibiotic Treatment Guidelines
Last Updated Apr 24, 2024
Approved By Steven Chin
For NICCU
Edit Admin Studio
Quick References
Neonatal Late-Onset Sepsis (LOS) Decision Guide
Decision support for neonatal late-onset sepsis treatment
LOS Treatment and Duration
Algorithm for late onset sepsis treatment and duration
CHLA NICCU Empiric Antibiotic Regimens for Necrotizing Enterocolitis (NEC)
Guidelines on empiric antibiotic regimens for Necrotizing Enterocolitis (NEC), including stages, signs, and treatment duration.
UCSF Benioff Children's Hospital Oakland
Bed Number
Have you examined the patient?
Have you reviewed relevant clinical data?
Have you discussed patient status with the bedside nurse?
Yes
No
bch-oak.elemenohealth.com

Frontline nurses and doctors in the ICU at UCSF were feeling this pain, and

they developed this solution. Staff can now find information in the moment and quickly consume it so that they can deliver the right care to the right patient at the right time. Through a feedback loop, they can also let management know what else they need. An empowered staff is a happy staff.

Training Staff Faster...


Significantly shortening orientation times and delivering huge cost savings
40%
Shortening of RN & staff orientation time
NorthBay HEALTH
75%
Decrease in nurse educator hours
UCSF Benioff Children's Hospital
50%
Shortening of ICU onboarding
UR MEDICINE
GOLISANO
Saving up to $14,000 per nurse

(Source: **Nursing Management**, **JOGNN**)

Workforce is the number one problem in healthcare today. Elemeno drives a compelling ROI in a time when hospitals are fighting to survive, let alone thrive.

And Improving Patient Outcomes


Elemeno helps hospitals empower staff to deliver dramatically safer care
48%
Reduction in central line infections
75%
Reduction in serious patient harm
85%
Reduction in C. diff infections

Proven & published results

Sources: Medical Quality, PQS

Our clients have demonstrated improved outcomes across the caregiver team—nurses, doctors, respiratory therapists, and techs. And their results have been repeated in hospitals nationwide.

Elemeno first launched as a solution to make care safer. This reduced avoidable costs. In the pandemic, hospitals realized that the workforce was changing and traditional training no longer worked. They began leveraging Elemeno to streamline orientation—delivering information in a way that today's workforce could actually use it. No more "see one, do one, teach one." Now staff can continually refresh their knowledge whenever and wherever they need it. The result is faster orientation, lower turnover, less overtime and travelers, and HARD COST SAVINGS. In an era of soaring labor costs, this is the budgetary ROI that hospital administrators need.

Business Model and Market Position

- **B2B SaaS**
- **Targeting hospitals + adjacent health spaces**
- **Land and expand sales strategy. Roll out in a few departments or full hospital, and then expand into the system**
- **68% of hospital accounts have expanded**

Elemeno operates on tiered volume pricing based on beds, units, or hospitals. We offer predictable pricing for hospital leaders, flexible use for department managers, and unlimited access for frontline users.

Sustainable Competitive Advantages

✓ **The Elemeno Resource Network**
Hospitals learn from each other. A rapidly growing crowdsourced library of best practices.

✓ **Hyper-local & easily configurable**
Custom content and shared best practices are adapted to the exact needs of the client.

✓ **Nurse-centric**
Simple interface and actionable content are uniquely tailored to point-of-care needs.

Our expanding client base empowers a network of health systems and hospitals to deliver more to their staff, with less effort.


System 1
System 2
Hospital A
Hospital B
Hospital C
Hospital D
E
Hospital A
System 6
System 3
System 5
System 4

Every department manager tackles the same problems as their peers in other

Every department manager tackles the same problems as their peers in other hospitals. As a Public Benefit Corporation, our mission is to democratize access to best practices by facilitating the sharing of resources within our client community. While we don't require it, we're proud that 100% of our clients have opted to share their best practices. Department managers and education leaders can learn from their peers through the Elemeno Resource Network and fold shared best practices into their own. The result, especially for resource-constrained facilities, is improved health equity, safer care, and lower costs.

How Elemeno Is Unique

	ELEMENO HEALTH	Learning Mgt Systems	Standard Content Publishers
Nurse-Centric Design	●	○	○
Microlearning / Mobile	●	○	◐
Custom / User-Gen Content	●	◔	◔
Team Communication	●	○	○
Minimal IT lift, if any	●	○	◔
	Team Mgt & Practice (Bottom Up)	Institutional Regulatory & Compliance (Top Down)	

Traditional training solutions have been built as top-down models—generic one-to-many content, with a check-the-box mentality. Elemeno's solution was created from the bottom up, serving the actual needs of each frontline department with readily accessible and actionable support.

The Opportunity

The Market for US Healthcare Training Is Big



TAM $2.5B+
Skilled nursing, urgent care, home care, clinics, etc. (we already have clients here)
SAM $1.2B


US Hospitals - Nursing
SOM
$400M

This Total Addressable Market (TAM) is for US clinical healthcare only. Elemeno is already being deployed by hospitals for non-clinical staff too, opening new revenue possibilities.


And the Opportunity to Engage Others Is Even Bigger
Elemeno Supports Training for:
Device Manufacturers
Clinical Trials
Diagnostics
Pharma
EHR
$1.8T
Total Spend (Global)
E
Delivery Platform
Frontline User Base
Managers
Physicians
Residents
Students
Nursing Staff
Therapists
Aides
Pharmacy
Lab
Environmental Services
Hospitality
Rev Cycle
Audience Segmentation:
Unit/Dept
Institution
System
Unit type across systems

Elemeno is building an ever-growing shared best practice library, which in turn provides growing support to frontline staff. Device manufacturers, clinical trial providers, diagnostic companies, pharma, and electronic health record companies continually try to train frontline staff on their products. This training is typically done with one-off classes or online courses that staff cannot easily return to. When Elemeno delivers the training and communication platform for frontline staff, these companies have a cheaper, more sustainable alternative to support their products. And as healthcare continues to move beyond hospitals and into the home, our prospective user base will continue to grow.

Proven Success in the Field

The Win-Win, from leadership...


"We're able to replicate the best preceptor you ever had and have them available as many times or anytime you need it."
– Susan Russell MSN, RN CCRN-CSC
System Chief Nurse Executive
healthleaders
June 2023

... to the frontlines, healthcare is all about TEAM.


"Elemeno is my 911."
– Allana Loiler, ER Tech
NorthBay HEALTH
"It is truly the fastest way to access information... sometimes a picture is worth a thousand words."
– Clare Hansen, Neonatal ICU Nurse
UCSF

And their voices are amplified by the industry.

Press

FIERCE Healthcare · ENA Emergency Nurses Association · News 8 WROC RochesterFirst.com · Becker's Hospital Review · American College of Emergency Physicians · World Economic Forum · healthleaders · abc 7 News

- Emergency Nurses Association: **Cloud Technology Supports Emergency Nurses | Emergency Nurses of the Future**
- UCSF: **Engaging the Frontlines with Elemeno Health**
- CBS News: **Golisano Children's Hospital Implements Elemeno Technology**
- American College of Emergency Physicians: **Elemeno Health (2021 Innovator of the Year)**
- World Economic Forum: **This Web App Keeps Doctors and Nurses Up-To-Date on How to Fight COVID-19**

Invest in the future of healthcare.

El Elevate · Em Empower · En Engage


General Hospital
Critical Care
Jamie Edwards
Challenges
Assignments
Announcements
Alert!

